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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12014424

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JEFFERIES HIGH YIELD TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) CT (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch (203) 708-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Robert J. Welch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Jefferies High Yield Trading, LLC as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

28 February, 2012

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this day of 2/28/2012

Matt Fludgate

Notary Public

MATTHEW B. FLUDGATE
Notary Public, State of New York
No. 01FL5061197
Qualified in New York County
Commission Expires [redacted]
11/1/2014

JEFFERIES HIGH YIELD TRADING, LLC

(SEC I.D. No. 8-51771)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

This report is filed in accordance with
Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jefferies High Yield Trading, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Jefferies High Yield Trading, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Jefferies High Yield Trading, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

JEFFERIES HIGH YIELD TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 266,824
Financial instruments owned, at fair value	409,429
Securities borrowed	251,153
Receivables:	
Affiliated broker dealer	36,328
Due from affiliate	56
Interest	7,589
Other assets	182
TOTAL ASSETS	$ 971,561

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Financial instruments sold, not yet purchased — at fair value	$ 244,413
Payables:	
Due to affiliates	4,642
Interest	4,118
Accrued expenses and other liabilities	290
TOTAL LIABILITIES	253,463
MEMBER'S EQUITY	718,098
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 971,561

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies High Yield Trading, LLC ("JHYT") is a Delaware limited liability company and a wholly owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to perform its high yield secondary market trading activities. JHYT is managed by Jefferies & Company, Inc. ("JefCo"), a broker dealer and a wholly owned subsidiary of Jefferies.

JHYT is registered as a broker dealer under the Securities Exchange Act of 1934 (the "Act") and with the Financial Industry Regulatory Authority, Inc. JHYT engages in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities.

JHYT, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of December 31, 2011, JHYT claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). JHYT clears transactions on a fully disclosed basis through JefCo.

Basis of Presentation — The accompanying Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require JHYT to make estimates and assumptions that may affect the amounts reported in the Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits and legal reserves. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — JHYT's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, JHYT consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where JHYT has significant influence but not control of an entity that does not qualify as a variable interest entity, JHYT applies the equity method of accounting or fair value accounting.

Subsequent Events — JHYT has evaluated events and transactions that occurred after December 31, 2011 through February 28, 2012, the date that the Statement of Financial Condition was issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in the Statement of Financial Condition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash equivalents include highly liquid investments, including money market funds, not held for resale with original maturities of three months or less. At December 31, 2011, such cash equivalents amounted to $266.4 million and consisted of money market funds.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These financial instruments primarily represent JHYT's trading activities and

include cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy — In determining fair value, JHYT maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect JHYT's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. JHYT applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and are affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

JHYT uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of the fiscal year.

Valuation Process for Financial Instruments — Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, JHYT allows for mid-market pricing and adjust to the point within the bid-ask range that meets JHYT's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to

valuations (such as counterparty, credit, concentration or liquidity) derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

See Note 3, Financial Instruments, for a description of valuation techniques applied to the classes of financial instruments at fair value.

Securities Borrowed — Securities borrowed are carried at the amounts of cash collateral advanced in connection with the transactions and accounted for as collateralized financing transactions. In connection with trading activities, JHYT borrows securities to cover short sales. When JHYT borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Statement of Financial Condition as Securities borrowed. The initial collateral advanced approximates or is greater than fair value of the securities borrowed. JHYT monitors the fair value of the securities borrowed on a daily basis and may request the return of excess collateral, as appropriate. JefCo is the counterparty to all of JHYT's securities borrowed activities. See Note 9, Related Party Transactions.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount.. JHYT monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. JHYT carries repos on a net basis by counterparty when appropriate.

JHYT pledges securities in connection with repurchase agreements. Counterparties generally have the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as Securities pledged on the Statement of Financial Condition.

JHYT receives securities as collateral in connection with resale agreements and securities borrowings. In many instances, JHYT is permitted by contract or custom to rehypothecate securities received as collateral. These securities may be used to secure repurchase agreements, enter into derivative transactions or cover short positions. At December 31, 2011, the approximate fair value of securities received as collateral by JHYT that may be sold or repledged was $241.9 million, a substantial portion of which had been sold.

Receivable from Affiliated Broker Dealer — Receivable from affiliated broker dealer represents net amounts due from JefCo related to trade execution, settlement, and interest on securities borrowed.

Federal and State Income Taxes — JHYT is a single member LLC owned by JHYH. Under current federal and state income tax laws and regulations, JHYT is treated as a partnership for tax reporting

purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its member.

JHYT is subject to state and local entity level income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

JHYT recognizes tax positions in the Statement of Financial Condition only when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

Legal Reserves — In the normal course of business, JHYT has been named, from time to time, as a defendant in legal and regulatory proceedings. JHYT is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

JHYT recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, JHYT accrues the most likely amount of such loss, and if such amount is not determinable, then JHYT accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to determine whether any loss is probable or even possible, or to estimate the amount of any loss or the size of any range of loss. JHYT believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on JHYT's results of operations, cash flows or financial condition. In addition, JHYT believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the Statement of Financial Condition is not material.

Accounting and Regulatory Developments

Balance Sheet Offsetting Disclosures — In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet,

and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset. JHYT does not expect the adoption of ASU 2011-11 to have an effect on JHYT's financial condition.

Fair Value Measurements and Disclosures — In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The updates are effective March 1, 2012 and will be applied prospectively. The adoption will not have an effect on JHYT's financial condition.

Reconsideration of Effective Control for Repurchase Agreements — In April 2011, the FASB issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The adoption of this guidance did not have an impact on JHYT's financial condition.

3. FINANCIAL INSTRUMENTS

The following is a summary of JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2011, by level within the fair value hierarchy (in thousands):

	Level 1 (1)	Level 2 (1)	Level 3	Total
Assets — financial instruments owned:				
Corporate debt securities	$ —	$ 261,583	$ 8,394	$ 269,977
Corporate equity securities	57,917	30,856	8,289	97,062
Loans and other receivables	—	—	673	673
Collateralized loan obligations	—	—	21,826	21,826
Residential mortgage-backed securities	—	—	18,259	18,259
Derivatives	562	—	—	562
Investments at fair value	—	—	1,070	1,070
	$ 58,479	$ 292,439	$ 58,511	$ 409,429
Liabilities — financial instruments sold, not yet purchased:				
Corporate debt securities	$ 9,959	$ 224,348	$ —	$ 234,307
U.S. government securities	10,072	—	—	10,072
Derivatives	34	—	—	34
	$ 20,065	$ 224,348	$ —	$ 244,413

(1) There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2011.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring JHYT's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Debt Securities — A significant portion of JHYT's high yield corporate bonds are classified within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing service data from external providers, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are classified in Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Corporate Equity Securities

Exchange Traded Equity Securities — Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

Non-exchange Traded Equity Securities — Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by JHYT. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Loans and Other Receivables

Corporate Loans —Corporate loans categorized within Level 3 are valued based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Escrow and Trade Claim Receivables — Escrow and trade claim receivables are categorized within Level 3 of the fair value hierarchy with estimated fair value based on market prices and implied yields of debt securities of the same or similar issuers.

Collateralized Loan Obligations — Collateralized loan obligations ("CLOs") are measured based on valuations received from third party brokers and classified within Level 3 of the fair value hierarchy due to the unobservable nature of the pricing inputs underlying the broker valuations.

Residential Mortgage-Backed Securities — Residential mortgage-backed securities consist of non-agency residential mortgage-backed securities. Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 3 of the fair value hierarchy based on the limited observability of the pricing inputs used. Performance attributes of the underlying

mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Derivatives — Listed derivative contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

Investments at Fair Value — Investments at fair value are comprised of investments in private equity companies, which are measured using valuation techniques involving similar company ratios and multiples and are categorized within Level 3 of the fair value hierarchy.

U.S. Government Securities — U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.

Pricing Information — Pricing information obtained from external data providers may incorporate a range of market quotes from dealers, recent market transactions, benchmarking model-derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. JHYT has a formalized process whereby it challenges the appropriateness of pricing information obtained from data providers and pricing services in order to validate the data for consistency with the definition of a fair value exit price. The process includes understanding and evaluating the service providers' valuation methodologies. For corporate and U.S. government debt securities, and loans, to the extent pricing services or broker quotes are utilized in the valuation process, the vendor services are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage-backed securities and collateralized loan obligations, the independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, JHYT considers pricing data from multiple service providers as available, as well as compares pricing data to prices JHYT has observed for recent transactions, if any, in order to corroborate the valuation inputs.

Fair Value Option — JHYT elected to apply the fair value option to loans and other receivables and investments at fair value in connection with its sales and trading activities. Loans and other receivables and investments at fair value are included in Financial instruments owned on the Statement of Financial Condition. The fair value option was elected for loans and other receivables and investments at fair value because they are risk managed by JHYT on a fair value basis.

At December 31, 2011, contractual principal exceeded fair value for loans and other receivables by $2.5 million, and there were no loans and other receivables more than ninety days past due.

There were no loans on nonaccrual status at December 31, 2011.

4. DERIVATIVE FINANCIAL INSTRUMENTS

JHYT's derivative transactions are recorded at fair value in Financial instruments owned and Financial instruments sold, not yet purchased in the Statement of Financial Condition. JHYT may enter into derivative transactions to manage exposure to market and credit risks resulting from trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, JHYT may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with JHYT's other trading-related activities. JHYT manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of firmwide risk management policies. In connection with JHYT's derivative activities, it may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide JHYT with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. The fair value of derivative assets and derivative liabilities are presented on a net counterparty basis when a legal right to offset exists under a master netting agreement.

The following table presents the fair value and related number of derivative contracts at December 31, 2011, categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents JHYT's receivable/payable for derivative financial instruments gross of cash collateral received and pledged (dollars in thousands):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Equity contracts	$ 562	4,650	$ 34	1,000

5. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

JHYT initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis rather than upon the occurrence of certain events. This determination is based upon the facts and circumstances for each VIE and requires significant judgment. In determining whether JHYT is the party with the power to direct the VIE's most significant activities, JHYT first identifies the activities of the VIE that most

significantly impact its economic performance. JHYT's considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. JHYT then assesses whether it has the power to direct those significant activities. JHYT's considerations in determining whether it has the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where JHYT has determined that the power over a VIE's most significant activities is shared, JHYT assesses whether it is the party with the power over the majority of the significant activities. If JHYT is the party with the power over the majority of the significant activities, JHYT meets the "power" criteria of the primary beneficiary. If JHYT does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, JHYT does not meet the "power" criteria of the primary beneficiary.

JHYT assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of, or a right to receive benefits from, the VIE that could potentially be significant to the VIE. The determination of whether JHYT's variable interests are significant to a VIE requires significant judgment. In determining the significance of its variable interests, JHYT considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, JHYT's involvement in the VIE and its market-making activities related to the variable interests.

JHYT has determined that it is not considered the primary beneficiary of any entities with which it holds variable interests nor does it have the power to direct the activities that most significantly impact their economic performance. JHYT has not provided financial or other support to these VIEs during the year ended December 31, 2011, and JHYT has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at December 31, 2011. Accordingly, at December 31, 2011, JHYT has not consolidated any VIEs.

JHYT holds variable interests in VIEs in which it is not the primary beneficiary and accordingly does not consolidate. The following tables presents JHYT's interests in these nonconsolidated VIEs at December 31, 2011, aggregated by principal business activity, together with JHYT's maximum exposure to loss from these nonconsolidated VIEs and the VIEs total assets (in thousands):

	Carrying Amount	Maximum Exposure to Loss in Non-consolidated VIEs [(2)]	VIE Assets
Collateralized loan obligations	$ 21,826	$ 21,826	$ 484,713
Mortgage-backed vehicles [(1)]	18,259	18,259	3,236,861
Total	$ 40,085	$ 40,085	$ 3,721,574

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at December 31, 2011.

(2) JHYT's maximum exposure to loss in non-consolidated VIEs is limited to its investment.

Collateralized Loan Obligations — JHYT has variable interests in Babson Loan Opportunity CLO, Ltd., a third party managed CLO. This VIE has assets consisting primarily of senior secured loans, unsecured loans and high yield bonds. JHYT's variable interests in this VIE consists of debt securities, is accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition. JHYT's exposure to loss is limited to its investments in the debt securities.

Mortgage-Backed Vehicles — In connection with its trading and market-making activities, JHYT purchases and sells variable interests in VIEs, which primarily issue mortgage-backed securities. JHYT's variable interests in these VIEs consist of mortgage-backed securities, are accounted for at fair value and included in Financial instruments owned in the Statement of Financial Condition. JHYT's exposure to loss is limited to its investments in the debt securities.

6. GUARANTEES

Certain derivative contracts in which JHYT transacts meet the definition of a guarantee under U.S. GAAP. Such derivative contracts include written equity put contracts. At December 31, 2011, the maximum payout value of derivative contracts deemed to meet the definition of a guarantee was approximately $11.5 million and expires in 2012. For purposes of determining maximum payout, notional values are used; however, JHYT believes the fair value of these contracts is a more relevant measure of these obligations because JHYT believes the notional amounts overstate its expected payout. At December 31, 2011, the fair value of such derivative contracts is a liability of approximately $34,000. In addition, the derivative contracts deemed to meet the definition of a guarantee under U.S. GAAP are before consideration of hedging transactions. JHYT substantially mitigates its risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. JHYT manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

7. INCOME TAXES

JHYT is subject to state and local income taxes. As of December 31, 2011, JHYT had a deferred tax liability of $2,000 recorded in Other assets in the Statement of Financial Condition, comprised of book to tax differences from JHYT's investments in various partnerships. Due to affiliates includes $0.2 million due to JHYH for state income taxes.

The total amount of interest included as a tax liability classified in Payable to affiliates on the Statement of Financial Condition is $98,000. No material penalties were required to be accrued at December 31, 2011. It is reasonably possible that the balance of unrecognized tax benefits could increase significantly during the next twelve months for tax positions related to that period. At December 31, 2011, the unrecognized tax benefit of $0.6 million due to JHYH was included in Due to affiliates.

JHYT is not currently under examination by any taxing jurisdiction. The earliest tax year which is subject to examination by state and local tax authorities and the Internal Revenue Service is 2007.

8. RISK MANAGEMENT

Risk management is an inherent part of JHYT's business activities and through Jefferies' risk management framework and governance structure a variety of risks are managed. JHYT identifies measures, monitors/controls and reports risk through various control mechanisms, including establishing

risk management policies and procedures that contain approved limits by customer, product and business.

There are several major risk types identified in the business activities of JHYT: market, credit, concentration, operational and off-balance sheet risks.

Market Risk — Market risk is the exposure to an adverse change in the market value caused by a change in market prices or rates. Market risk is identified, measured, monitored and controlled by Jefferies' Risk Management group through a series of limits which reflect JHYT's risk appetite in the context of the market environment and business strategy.

Counterparty Credit Risk —Credit risk is the risk of loss from counterparty default. Transactions may be collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

JHYT seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. JHYT may require counterparties to deposit additional collateral or return collateral pledged.

Concentration Risk — JHYT is subject to concentration risk by holding large positions or commitments to hold large positions in a particular industry sector or of a single issuer.

As a securities firm, JHYT's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. JHYT seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

Operational Risk — Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is managed through a control-based approach with risk measures, tools and disciplines that are risk-specific, consistently utilized and applied. They include the establishment of systems and procedures to monitor transactions, positions and documentation, the segregation of duties, and preparation of reconciliations to ensure transactions and accounts are properly supported.

Off-Balance Sheet Risk — JHYT has contractual commitments arising in the ordinary course of business for securities purchased under agreements to resell, repurchase agreements future purchases and sales of foreign currencies, and securities transactions on a when-issued basis. These activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Statement of Financial Condition.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk, whereby changes in the level or volatility of interest rates or the market value of the securities underlying the financial instrument may result in changes in the value of a particular financial instrument in excess of the amounts currently recognized in the Statement of Financial Condition. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with JHYT's other trading-related activities. JHYT manages the risks associated with derivatives on an

aggregate basis along with the risks associated with proprietary trading as part of its risk management policies. In connection with the derivative activities, JHYT may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide JHYT with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

9. RELATED PARTY TRANSACTIONS

Service Level Agreement — JefCo has entered into a service level agreement with JHYT to provide personnel, facilities and general and administrative services. Pursuant to the agreement, JefCo seconded its High Yield Division employees to JHYT, for which JHYT reimburses JefCo for compensation and benefits and services provided under terms of the agreement.

JHYT's employees are eligible to participate in various benefit plans of Jefferies, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of JHYT also participate in a stock ownership and long-term incentive plan (the "Plan") sponsored by Jefferies. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards. JHYT's employees also participate in Jefferies' Incentive Compensation Plan, which is a share-based compensation plan primarily in connection with year-end compensation.

There are no separate plans solely for the employees of JHYT and therefore benefit plan expenses are determined based upon participation and are effected through an expense allocation from JefCo. Pursuant to the service agreement, JHYT pays services fees to JefCo based on 1.50% (annualized) of total assets, less amounts due from affiliates, plus financial instruments sold, not yet purchased.

As of December 31, 2011, Due to affiliates includes amounts due to JefCo primarily related to compensation reimbursement , services fees, and general and administrative expenses. JHYT believes amounts arising through related party transactions, including the expenses referred to above, are reasonable and approximate amounts that would have been recorded if JHYT operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash.

Clearing Agreement — JHYT has entered into a fully disclosed clearing agreement with JefCo. Receivable from affiliated broker dealer includes $36.3 million due from JefCo related to trade execution and settlement. . At December 31, 2011, Due to affiliates includes amounts due to JefCo for floor brokerage and clearing fees.

Securities Borrowed — At December 31, 2011, JHYT had $251.2 million of securities borrowed with JefCo. At December 31, 2011, Due to affiliates includes amounts due to JefCo related to negative rebate charges on hard-to-borrow securities.

Foreign Exchange Forward Contracts — JHYT enters into foreign exchange forward contracts with JefCo. JHYT does not have open foreign exchange forward contracts at December 31, 2011.

Credit Contract — During the year ended December 31, 2011, JHYT closed a structured transaction with Jefferies International Limited, a wholly owned subsidiary of Jefferies.

10. NET CAPITAL REQUIREMENT

JHYT is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2011, JHYT had net capital of $563.6 million, which was $563.3 million in excess of required net capital.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Jefferies High Yield Trading, LLC
The Metro Center, One Station Place, Three North
Stamford, CT 06902

In planning and performing our audit of the financial statements of Jefferies High Yield Trading, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material *weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Jefferies High Yield Trading, LLC
Stamford, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Jefferies High Yield Trading, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012